 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

APPLE HOSPITALITY REIT, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Shares, no par value
(Title of Class of Securities)

03784Y 200
(CUSIP Number of Class of Securities)

Justin G. Knight
President and Chief Executive Officer
Apple Hospitality REIT, Inc.
814 East Main Street
Richmond, Virginia 23219
(804) 344-8121

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:
Paul D. Manca, Esq.
Joseph G. Connolly, Jr., Esq.
Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
(202) 637-5600

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$200,000,000	$23,240

(1)
Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to $200,000,000 of Apple Hospitality REIT, Inc. common shares, no par value.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, equals $116.20 per million dollars of the aggregate value of the transaction.

□
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party	N/A

Form or Registration No:	N/A	Date Filed	N/A

□	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

□	third-party tender offer subject to Rule 14d-1.

■	issuer tender offer subject to Rule 13e-4.

□	going-private transaction subject to Rule 13e-3.

□	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  □

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

□        Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
□        Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Apple Hospitality REIT, Inc. a Virginia corporation (the “Company”), to purchase for cash up to $200,000,000 of the Company’s common shares, no par value (the “Shares”), subject to the Company’s ability to increase the number of Shares accepted for payment in the offer by up to 2% of the Company’s outstanding Shares (resulting in a commensurate increase in the dollar volume by up to approximately $78 million) without amending or extending the offer in accordance with rules promulgated by the Securities and Exchange Commission, at a price specified by the tendering stockholders of not greater than $21.00 nor less than $19.00 per Share, net to the seller in cash, less any applicable withholding of taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 18, 2015, (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”) and Important Instructions and Information, which, together with any amendments or supplements thereto, constitute the “Offer”, copies of which are filed herewith as Exhibits (a)(1)(A), (a)(1)(B), and (a)(1)(C), respectively. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 1. Summary Term Sheet

The information set forth under Summary Term Sheet of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information

(a)
The name of the issuer is Apple Hospitality REIT, Inc. a Virginia corporation. The address and telephone number of the Company’s principal executive offices are: 814 East Main Street, Richmond, Virginia 23219; (804) 344-8121.

(b)
This Schedule TO relates to the Company’s Shares. Immediately after the listing of the Shares on the New York Stock Exchange on May 18, 2015, there were approximately 186.12 million Shares issued and outstanding. The information set forth under Summary Term Sheet of the Offer to Purchase is incorporated herein by reference.

(c)
The principal market on which the Shares are traded is the New York Stock Exchange. The information set forth in Section 12—Price Range of Shares; Distributions of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

Apple Hospitality REIT, Inc. is the filing person and subject company. The Company’s address and telephone number are set forth in Item 2(a) above, which is incorporated herein by reference. The names of the directors and executive officers of the Company are as set forth in Section 14—Certain Information About the Company of the Offer to Purchase, and such information is incorporated herein by reference. The business address and the business telephone number of each director and executive officer of the Company is c/o Apple Hospitality REIT, Inc., 814 East Main Street, Richmond, Virginia 23219; (804) 344-8121.

Item 4. Terms of the Transaction

(a)
The information regarding the material terms of the transaction set forth in the Summary Term Sheet, Section 1—Price; Number of Shares; Expiration Date; Proration, Section 2—Procedures for Tendering Shares, Section 3—Amount of Tenders, Section 4—Withdrawal Rights, Section 5—Purchase and Payment for Tendered Shares, Section 6—Conditions of the Offer, Section 7—Extension of the Offer; Termination; Amendment, Section 8—Certain Effects of the Offer, Section 9—Treatment of Fractional Shares, Section 13—Source and Amount of Funds, Section 14—Certain Information About the Company, Section 17—Certain Federal Income Tax Consequences and Section 19—Miscellaneous of the Offer to Purchase is incorporated herein by reference. There will be no material differences in the rights of the remaining security holders of the Company as a result of this transaction.

(b)	The Company has been advised that none of the Company’s directors, executive officers or affiliates intend to tender any Shares in the Offer.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Information regarding agreements involving our securities is set forth in Section 14—Certain Information About the Company and Section 15—Available Information of the Offer to Purchase and is incorporated herein by reference. Except as set forth therein, the Company is not aware of any agreement, arrangement or understanding, whether or not legally enforceable, between the Company and any other person with respect to any of the Company’s securities.

Item 6. Purposes of the Transaction and Plans or Proposals

(a)	Information regarding the purpose of the Offer is set forth in the Summary Term Sheet and Section 8—Certain Effects of the Offer of the Offer to Purchase and is incorporated herein by reference.

(b)	Information regarding the use of the Shares acquired pursuant to the Offer is set forth in Section 10—Use of Securities Acquired of the Offer to Purchase and is incorporated herein by reference.

(c)	Information regarding any plans or proposals is incorporated set forth in Section 11—Plans and Proposals of the Offer to Purchase and is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration

(a), (b) and (d)
Information regarding the source of funds that will be used to purchase Shares pursuant to the Offer is set forth in Section 13—Source and Amount of Funds of the Offer to Purchase and is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company

Information regarding ownership of the Shares is set forth in Section 14—Certain Information About the Company of the Offer to Purchase and is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

Information regarding persons retained to make solicitations in connection with the Offer is set forth under Summary Term Sheet and in Section 18—Recommendation and Section 19—Miscellaneous of the Offer to Purchase and is incorporated herein by reference.

Item 10. Financial Statements

(a) and (b)
This item is not applicable pursuant to Instruction 2 of Item 10 of Schedule TO, the Company’s financial statements are not considered material because (i) the consideration offered consists solely of cash, (ii) the Offer is not subject to any financing condition, and (iii) the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.

Item 11. Additional Information

(a)(1)
Information regarding any material agreements between the Company and its executive officers, directors, controlling persons or subsidiaries is set forth in Section 14—Certain Information About the Company of the Offer to Purchase and is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

(a)(2)	Information regarding applicable regulatory requirements is set forth in Section 16—Certain Legal Matters; Regulatory Approvals of the Offer to Purchase and is incorporated herein by reference.

(a)(3)	Anti-trust laws are not applicable to the Offer.

(a)(4)	There are no margin requirements under section 7 of the Exchange Act and its applicable regulations that are material to a shareholder’s decision whether to sell, tender or hold the Shares.

(a)(5)	There are no material pending legal proceedings relating to the Offer.

(c)
The Company will amend this Schedule TO to include documents that the Company may file with the Securities and Exchange Commission after the date of the Offer to Purchase pursuant to Section 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

Item 12. Exhibits

The Exhibit Index appearing after the signature page hereto is incorporated herein by reference.

Item 13. Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 18, 2015

APPLE HOSPITALITY REIT, INC.

By:	/s/ David P. Buckley
Name:	David P. Buckley
Title:	Executive Vice President, Chief Legal Counsel and Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated May 18, 2015

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Important Instructions and Information, dated May 18, 2015

(a)(1)(D)	Odd Lot Certification Form

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 18, 2015

(a)(1)(F)	DLA Instructing Sheet

(a)(1)(G)	Form of Letter to Clients of David Lerner Associates, Inc., dated May 18, 2015

(a)(5)(A)	Summary Advertisement in New York Times, dated May 18, 2015

(a)(5)(B)	Press Release, issued May 18, 2015

(a)(5)(C)	Apple Hospitality REIT, Inc. Master Q&A Document

(b)(1)
Amended and Restated Credit Agreement dated as of May 18, 2015 among Apple Hospitality REIT, Inc., as borrower, certain subsidiaries of Apple Hospitality REIT, Inc., as guarantors, Bank of America, N.A., as Administrative Agent and Swing Line Lender, Bank of America, N.A. and Keybank National Association as L/C Issuers, Keybank National Association and Wells Fargo Bank, National Association, as Co-Syndication Agents, U.S. Bank National Association, as Documentation Agent, Regions Bank, as Managing Agent, the Lenders party thereto, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, KeyBanc Capital Markets, Wells Fargo Securities, LLC and U.S. Bank National Association, as Joint Lead Arrangers, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, KeyBanc Capital Markets and Wells Fargo Securities, LLC as Joint Bookrunners (Incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K (SEC File No. 000-53603) filed May 18, 2015))